SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER

Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

EVERFLOW EASTERN PARTNERS, L.P.

(Name of Subject Company (Issuer))

EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)

(Name of Filing Persons (Identifying status as Offeror, Issuer or Other Person))

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Copy to:
Brian A. Staebler, Vice President	Gregory S. Harvey, Esq.
Everflow Eastern Partners, L.P.	Calfee, Halter & Griswold LLP
585 West Main Street	The Calfee Building
Canfield, Ohio 44406	1405 East Sixth Street
(330) 533-2692	Cleveland, Ohio 44114
(216) 622-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
558,762 Units of Limited Partnership Interest at $0.11 per Unit	$7.65*

*	Calculated at $124.50 per million of Transaction Value.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not Applicable
	Form or Registration No.:	Not Applicable
	Filing Party:	Not Applicable
	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.  Summary Term Sheet.

Reference is made to the Summary Term Sheet on pages 4 and 5 of the Offer to Purchase (the “Offer”), which is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)     The issuer of the securities to which this statement relates is Everflow Eastern Partners, L.P., a Delaware limited partnership (the "Company"). The Company's principal executive office is located at 585 West Main Street, Canfield, Ohio 44406, and the Company’s telephone number is (330) 533-2692.

(b)     The securities being sought for purchase are up to 558,762 units of limited partnership interest (the "Units"), at a price of $0.11 per Unit, net to the sellers in cash (the "Purchase Price"). In its Offer, the Company has reserved the right to purchase more than 558,762 Units, but has no current intention of doing so. 5,587,616 Units were outstanding as of April 30, 2018. Reference is hereby made to the Introduction of the Offer, which Introduction is incorporated herein by reference.

(c)     There is currently no established trading market for the Units. Reference is hereby made to the Offer, including the Introduction and Section 7, "Price Range of Units; Cash Distribution Policy," which Introduction and Section are incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

The filer of this statement is the issuer of the Units, Everflow Eastern Partners, L.P. The Company’s principal executive office is located at 585 West Main Street, Canfield, Ohio 44406, and the Company’s telephone number is (330) 533-2692.

Everflow Management Limited, LLC is the General Partner of the Company and Everflow Management Corporation is the Managing Member of the General Partner. The principal executive offices of Everflow Management Limited, LLC and Everflow Management Corporation are located at 585 West Main Street, Canfield, Ohio 44406.

Item 4.  Terms of the Transaction.

(a)     Reference is hereby made to the Offer, including the Introduction, Section 3, “Procedure for Tendering Units,” Section 4, “Withdrawal Rights,” Section 8, “Effects of the Offer,” Section 11, “Material Federal Income Tax Consequences,” and Section 13, “Extensions of Tender Period; Terminations; Amendments,” of the Offer, which Introduction and Sections are incorporated herein by reference.

(b)     Reference is hereby made to the Introduction of the Offer, which Introduction is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," and Section 12, "Transactions and Arrangements Concerning Units," of the Offer, which Introduction and Sections are incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)     Reference is hereby made to the Introduction, Section 1, "Background and Purposes of the Offer," Section 5, "Purchase of Units; Payment of Purchase Price," Section 6, "Certain Conditions of the Offer," and Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," of the Offer, which Introduction and Sections are incorporated herein by reference.

(b)     Reference is hereby made to Section 5, "Purchase of Units; Payment of Purchase Price,” of the Offer, which Section is incorporated herein by reference.

(c)      Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,” of the Offer, which Section is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)     The total amount of funds required by the Company to consummate the transaction and purchase 558,762 Units, pursuant to the Offer, and to pay related fees and expenses, is estimated to be approximately $61,000. Reference is hereby made to Section 9, "Source and Amount of Funds," of the Offer, which Section is incorporated herein by reference.

(b)     Reference is hereby made to Section 9, "Source and Amount of Funds," of the Offer, which Section is incorporated herein by reference.

(d)     Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a)      Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information,” of the Offer, which Section is incorporated herein by reference.

(b)     Reference is hereby made to Section 12, "Transactions and Arrangements Concerning Units," of the Offer, which Section is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.  Financial Statements.

(a)  Reference is hereby made to the Annual Financial Statements of the Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which are incorporated herein by reference to the Company’s Annual Report on Form 10-K filed on March 27, 2018 for the fiscal year ended December 31, 2017. Information as to the ratio of earnings to fixed charges is not provided because the Company has no “fixed charges” as such term is defined in the instructions to Item 503(d) of Regulation S-K.

(b)  Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information” of the Offer, which Section is incorporated herein by reference. Information as to the ratio of earnings to fixed charges is not provided because the Company has no “fixed charges” as such term is defined in the instructions to Item 503(d) of Regulation S-K.

(c)  Reference is hereby made to Section 10, “Certain Information About the Company; Historical and Pro Forma Financial Information” of the Offer, which Section is incorporated herein by reference. Information as to the ratio of earnings to fixed charges is not provided because the Company has no “fixed charges” as such term is defined in the instructions to Item 503(d) of Regulation S-K.

Item 11.  Additional Information.

(a)	(1)	Reference is hereby made to Section 10, "Certain Information About the Company; Historical and Pro Forma Financial Information," and Section 12, "Transactions and Arrangements Concerning Units," of the Offer, which Sections are incorporated herein by reference.

	(2)	None.

	(3)	Not applicable.

	(4)	Not applicable.

(5)	None.

(c)         Reference is hereby made to the Offer and the related Letter of Transmittal, forms of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and are incorporated in their entirety herein by reference.

Item 12.  Exhibits.

(a)(1)	Form of Offer to Purchase, dated April 30, 2018
(a)(2)	Form of Letter of Transmittal
(a)(3)	Form of 2017 Annual Report Newsletter to Unitholders dated April 30, 2018
(a)(4)	Annual Financial Statements of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations(1)
(a)(5)	Form of letter prepared by Wright & Company, Inc.(1)
(b)	Not applicable.
(d)(1)	Amended and Restated Agreement of Limited Partnership of the Company, dated as of February 10, 2010(2)
(d)(2)	Close Corporation Agreement of Everflow Management Corporation dated October 1, 2010(3)
(d)(3)	Amended and Restated Operating Agreement of Everflow Management Limited, LLC dated December 31, 2008(4)
(d)(4)	Everflow Eastern Partners, L.P. Option Repurchase Plan, adopted December 2, 2009(2)
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required By Schedule 13E-3.

Not Applicable.

____________________

(1)	Incorporated herein by reference to the Company's Form 10-K filing for the year ended December 31, 2017. Items mailed to Unitholders.
(2)	Incorporated herein by reference to the appropriate exhibit to the Company’s Current Report on Form 8-K dated February 12, 2010. Item not mailed to Unitholders.
(3)	Incorporated herein by reference to the appropriate exhibit to the Company’s Schedule TO dated April 29, 2011. Item not mailed to Unitholders.
(4)	Incorporated herein by reference to the Company’s Form 10-K filing for the year ended December 31, 2008. Item not mailed to Unitholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2018	EVERFLOW EASTERN PARTNERS, L.P.

	By:	everflow management limited, llc
General Partner

	By:	everflow management corporation
Managing Member

	By:	/s/ Brian A. Staebler
Brian A. Staebler
Vice President, Secretary-Treasurer and Principal Financial and Accounting Officer

EXHIBITS

Exhibit Number	Description

(a)(1)	Form of Offer to Purchase, dated April 30, 2018
(a)(2)	Form of Letter of Transmittal
(a)(3)	Form of 2017 Annual Report Newsletter to Unitholders dated April 30, 2018
(a)(4)	Annual Financial Statements of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations(1)
(a)(5)	Form of letter prepared by Wright & Company, Inc.(1)
(b)	Not applicable.
(d)(1)	Amended and Restated Agreement of Limited Partnership of the Company, dated as of February 10, 2010(2)
(d)(2)	Close Corporation Agreement of Everflow Management Corporation dated October 1, 2010(3)
(d)(3)	Amended and Restated Operating Agreement of Everflow Management Limited, LLC dated December 31, 2008(4)
(d)(4)	Everflow Eastern Partners, L.P. Option Repurchase Plan, adopted December 2, 2009(2)
(g)	Not applicable.
(h)	Not applicable.

_____________________

(1)	Incorporated herein by reference to the Company's Form 10-K filing for the year ended December 31, 2017. Items mailed to Unitholders.
(2)	Incorporated herein by reference to the appropriate exhibit to the Company’s Current Report on Form 8-K dated February 12, 2010. Item not mailed to Unitholders.
(3)	Incorporated herein by reference to the appropriate exhibit to the Company’s Schedule TO dated April 29, 2011. Item not mailed to Unitholders.
(4)	Incorporated herein by reference to the Company's Form 10-K filing for the year ended December 31, 2008. Item not mailed to Unitholders.